Exhibit 99.1

Safeguard Scientifics’ Board of Directors Approves Plan to Voluntarily Terminate Registration of Its Common Stock with the SEC and Voluntarily Delist from Nasdaq

Radnor, PA, October 5, 2023 - Safeguard Scientifics, Inc. (Nasdaq:SFE) (“Safeguard” or the “Company”) today announced that its Board of Directors (the “Board”) has approved a plan to cease the registration of the Company’s common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the completion of a proposed reverse stock split transaction, which will be followed immediately by a forward stock split, and to delist its shares of common stock from trading on The Nasdaq Stock Market LLC (“Nasdaq”).

In order to deregister its shares of common stock, the Company must reduce its number of shareholders of record to below 300. To accomplish this, the Board is proposing to amend the Company’s articles of incorporation to effect a reverse stock split of the Company’s common stock, followed immediately by a forward stock split of the Company’s common stock, at a ratio (i) not less than 1-for-50 and not greater than 1-for-100, in the case of the reverse stock split, and (ii) not less than 50-for-1 and not greater than 100-for-1, in the case of the forward stock split, with the exact stock split ratios to be set within the foregoing ranges at the discretion of the Board (and, in all cases, with the forward stock split ratio being the inverse of the reverse stock split ratio), without further approval or authorization of shareholders and with the Board, in its sole discretion, able to effect the stock splits immediately following the public announcement of the stock split ratios or to elect not to effect the proposed stock splits (whether or not authorized by the shareholders) or to abandon the overall going private transaction at any time if the Board determines in its business judgment that the stock splits or the overall going private transaction is no longer in the best interests of the Company or its shareholders (“Stock Split Proposals”).

Stock Split Proposals are subject to obtaining the requisite approval of the Company’s shareholders at a Special Meeting of Shareholders to be held for that purpose, which is currently expected to occur later this year.

If the Stock Split Proposals are approved by shareholders at the Special Meeting and the Board decides to proceed with the stock splits, shareholders of record owning immediately prior to the effective time of the stock splits fewer than a minimum number of shares, which, depending on the stock split ratios chosen by the Board, would be between 50 and 100 (the “Minimum Number”), would be entitled to a fraction of a share of common stock upon the reverse stock split and will be paid cash in lieu of such fraction of a share of common stock, on the basis of $1.65, without interest (the “Cash Payment”), for each share of common stock held by such holder (the “Cashed Out Shareholders”) immediately prior to effective time and the Cashed Out Shareholders would no longer be shareholders of the Company. Shareholders of record owning at least the Minimum Number of shares immediately prior to the effective time (the “Continuing Shareholders”) would not be paid cash in lieu of any fraction of a share of common stock such Continuing Shareholders may be entitled to receive upon the reverse stock split. Upon the forward stock split, the shares of common stock (including any fraction of a share of common stock) held by such Continuing Shareholders after the reverse stock split will be reclassified into the same number of shares of common stock as such Continuing Shareholders held immediately prior to the effective time. As a result of the forward stock split, the total number of shares of common stock held by a Continuing Shareholder would not change due to the stock splits.

If a shareholder holds fewer than the Minimum Number of shares of common stock through a broker, bank or other nominee, then such shareholder is considered the beneficial owner of those shares, and the broker, bank or other nominee is considered the shareholder of record with respect to those shares. The Cash Payment for fractional shares will be available only to record holders. Pursuant to the SEC rules and regulations, the Company intends to treat each bank, broker or other nominee as one shareholder of record. These banks, brokers and other nominees may have different procedures for processing the Stock Splits. It is possible that the bank, broker or other nominee also holds shares for other beneficial owners of common stock and that it may hold at least the Minimum Number, or more than the Minimum Number, of shares of common stock in the aggregate. Therefore, depending upon their procedures, such bank, broker or other nominee may not be obligated to treat the Reverse Stock Split or the Forward Stock Split as affecting beneficial owners’ shares held through such broker, bank or other nominee. If a shareholder holds an account with fewer than the Minimum Number of shares of common stock through a broker, bank or other nominee and wants to ensure that shares are cashed out, the Company encourages such shareholder to promptly contact such holder’s bank, broker or other nominee to change the manner in which the shares are held to a record holder account in the shareholder’s own name so that such shareholder becomes a record owner of the shares and could receive the Cash Payment for fractional shares.

Based on the current information, the Company estimates that (i) approximately 4,305 shares of the Company’s common stock (or approximately 0.026% of the shares of common stock currently outstanding) would be cashed out in the Stock Splits (assuming that the Minimum Number is 75, which is the approximate midpoint within the proposed range of Stock Split Ratios) and (ii) the aggregate cost to the Company of the Stock Splits would be approximately $1.2 million, which includes approximately $10,000, if the Minimum Number is 75, needed to cash out fractional shares as a result of the stock splits, approximately $300,000 of transaction expenses, and approximately $900,000 of severance costs, all of which the Company intends to fund using cash-on-hand.

The Board has determined that the costs of being a public reporting company outweigh the benefits, and, therefore, it is no longer in the best interests of the Company’s shareholders for the Company to remain a public reporting company. In determining to approve the proposed transaction, the Board considered the following factors, among others:

•	the limited trading volume and liquidity of common stock and the effect of enabling the Company’s smallest shareholders of record (those holding fewer than the Minimum Number of shares), who represent a disproportionately large number of our record holders (but only approximately 0.034% and 0.016% of our outstanding shares in the case of shareholders of record holding fewer than 100 shares and 50 shares, respectively), to receive a premium in cash over market prices without incurring brokerage commissions.
•	the small effect of the proposed transaction on the relative voting power of Continuing Shareholders;
•	the fact that the Company’s business is expected to continue following the going private transaction (including the stock splits) substantially as presently conducted, but its management structure will be adjusted to provide potential additional cost savings for Safeguard;
•	the Company’s affiliated shareholders, including its directors and executive officers and 10% shareholders, will be treated, in connection with the stock splits, no differently than unaffiliated shareholders, including unaffiliated Cashed Out Shareholders and unaffiliated Continuing Shareholders; and
•	financial analyses reviewed by the Board in connection with the Board’s evaluation of the stock splits, including the Cash Payment.

If the Stock Split Proposals are approved by shareholders at the Special Meeting and the Board decides to proceed with the going private transaction, the Company will take steps to terminate the registration of its common stock with the SEC and delist its common stock from trading on Nasdaq. Upon effectiveness, (i) the Company would cease to file annual, quarterly, current and other reports and documents with the SEC, and (ii) the Company’s common stock would no longer be listed on Nasdaq. In addition, the Company plans to adjust its existing management structure in connection with the proposed transaction by reducing the size of the Board to two members and reorganizing its management to primarily use an external service provider, with current executive officers and employees providing limited consulting services to Safeguard, on an as-needed basis, on the terms and schedule to be approved by the Board, at its discretion, depending on the timing of the going private transaction. Safeguard anticipates annual cost savings of approximately $1.5 million in cash and a reduction in annual stock based compensation of approximately $1.2 million after effecting the going private transaction and related adjustments to our management structure. However, these projected annual cost savings and reduction in stock based compensation are only estimates, and our savings and reduction in stock based compensation could be higher or lower than $1.5 million and $1.2 million, respectively.

Consistent with the Company’s strategy to return value to shareholders, Safeguard contemplates declaring a dividend during the quarter ending December 31, 2023, subject to the Board approval, using Safeguard’s excess cash that represents cash on hand less the amounts required to be retained to support Safeguard’s operations, satisfy its liabilities and pay costs of the stock splits and the proposed transaction.

The terms of the stock splits and information about the overall going private transaction will be set forth in the preliminary proxy statement and Schedule 13E-3 filed by the Company.

About Safeguard Scientifics

Historically, Safeguard Scientifics has provided capital and relevant expertise to fuel the growth of technology-driven businesses. Safeguard has a distinguished track record of fostering innovation and building market leaders that spans more than six decades. Safeguard is currently pursuing a focused strategy to value-maximize and monetize its ownership interests over a multi-year time frame to drive shareholder value. For more information, please visit www.safeguard.com.

Additional Information and Where to Find It

THIS PRESS RELEASE IS ONLY A BRIEF DESCRIPTION OF THE TRANSACTION. IT IS NOT A REQUEST FOR OR SOLICITATION OF A PROXY OR AN OFFER TO ACQUIRE OR SELL ANY SHARES OF COMMON STOCK. THE COMPANY INTENDS TO FILE A PROXY STATEMENT AND OTHER REQUIRED MATERIALS, INCLUDING SCHEDULE 13E-3, WITH THE SEC CONCERNING THE TRANSACTION. A COPY OF ALL FINAL PROXY MATERIALS WILL BE MADE AVAILABLE TO SHAREHOLDERS PRIOR TO A SPECIAL MEETING OF SHAREHOLDERS AT WHICH THE COMPANY’S SHAREHOLDERS WILL BE ASKED TO VOTE ON THE PROPOSALS DESCRIBED IN THE MATERIALS PROVIDED BY THE COMPANY. THE COMPANY URGES ALL SHAREHOLDERS TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THOSE DOCUMENTS WILL INCLUDE IMPORTANT INFORMATION. A FREE COPY OF ALL MATERIALS THE COMPANY FILES WITH THE SEC, INCLUDING THE COMPANY’S SCHEDULE 13E-3 AND PROXY STATEMENT, WILL BE AVAILABLE AT NO COST ON THE SEC’S WEBSITE AT WWW.SEC.GOV. WHEN THOSE DOCUMENTS BECOME AVAILABLE, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED BY THE COMPANY MAY ALSO BE OBTAINED WITHOUT CHARGE BY DIRECTING A REQUEST TO SAFEGUARD SCIENTIFICS, INC., 150 N. RADNOR CHESTER RD., STE F-200, RADNOR, PA 19087, ATTENTION: CORPORATE SECRETARY.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. A list of the names of such directors and executive officers and information concerning such participants’ ownership of common stock is set forth in the Company’s proxy statements and Annual Reports on Form 10-K previously filed with the SEC. Additional information about the interests of those participants may be obtained from reading the proxy statement relating to the proposed transaction when it becomes available, or by directing a request to Safeguard Scientifics, Inc., 150 N. Radnor Chester Rd., Ste F-200, Radnor, Pa 19087, Attention: Corporate Secretary, telephone: 610-293-0600.

Forward Looking Statements

This press release may contain forward-looking statements that are being made pursuant to the Private Securities Litigation Reform Act of 1995, which provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information so long as those statements are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Such forward-looking statements include statements about the perceived benefits and costs of the proposed transaction, the number of shares of the Company’s common stock that are expected to be cashed out in the stock splits and the timing and shareholder approval of the stock splits. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements to differ materially from those described or implied in such forward-looking statements. Accordingly, actual results may differ materially from such forward-looking statements. The forward-looking statements relating to the proposed transaction are based on the Company’s current expectations, assumptions, estimates and projections about the Company and involve significant risks and uncertainties, including the many variables that may impact the Company’s projected cost savings, variables and risks related to consummation of the stock splits and the proposed transaction, SEC regulatory review of the Company’s filings related to the proposed transaction, and the continuing determination of the Board that the proposed transaction is in the best interests of all shareholders. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

SAFEGUARD CONTACT:

Mark Herndon

Chief Financial Officer

(610) 293-0600

mherndon@safeguard.com